UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.  Name and Address of Reporting
Person
         EILEEN KNOTT
         182 HUNTING HILL ROAD
         MEDIA, PA 19063
2.  Issuer Name and Ticker or Trading Symbol
         DNB FINANCIAL CORPORATION
         DNBF
3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.  Statement for Month/Day/Year
         September 9, 2002
5.  If Amendment, Date of Original (Month/Day/Year)

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
         ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
         SVP/Audit
7.  Individual or Joint/Group Filing (Check Applicable Line)
         (X)  Form filed by One Reporting Person
         ( )  Form filed by More than One Reporting Person

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Table I- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                    2A
                                    Deemed                                                                   6
                        2           Execu-                4                            5                    Owner-
                        Trans-      tion                  Security Acquired (A) or     Amount of            ship
                        action      action                     Disposed of (D)          Securities           Form:        7
                        Date        Date                  ---------------------------   Beneficially         Direct       Nature of
                       (Month/     (Month/   3                       (A)                Owned Follow-        (D) or       Indirect
1                       Day/        Day/     Transaction              or       Price    ing Reported         Indirect     Beneficial
Title of Security       Year)       Year)    Code         Amount     (D)                Transaction(s)       (I)          Ownership-
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Common Stock- DNBF      9/5/02               M           1,225       A        $ 8.08
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Common Stock- DNBF      9/5/02               M             804       A        $10.26
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Common Stock- DNBF      9/5/02               M           2,469       A        $10.91
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Common Stock- DNBF      9/5/02               S           2,038       D        $22.12    5,501                D
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
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
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                                             9         10
                2                                                                                            Number of Owner-
                Conver-                                      6                                               Deriv-    ship
                sion                                         Date                                            ative     of
                or               3A             5            Exercisable and  7                              Secur-    Deriv- 11
                Exer-            Deemed         Number of    Expiration Date  Title and Amount of            ities     ative  Nature
                cise    3        Execu-         Derivative   (Month/Day/Year) Underlying Securities   8      Bene-     Secur- of
                Price   Trans-   tion           Securities   ---------------- ----------------------- Price  ficially  ity:   In-
1               of      action   action         Acquired (A)                                Amount    of     Owned     Direct direct
Title           Deriv-  Date     Date    4      or Disposed                                 or        Deriv- Following (D) or Bene-
of              ative  (Month/   Month/  Trans- of (D)       Date     Expirat-              Number    ative  Reported  In-    ficial
Derivative      Secur-  Day/     Day/    action ------------ Exer-    tion                  of        Secur- Trans-    direct Owner-
Security        ity     Year)    Year)   Code   (A)    (D)   cisable  Date    Title         Shares    ity    action(s) (I)    ship
--------------- ------- -------- ------  ------ ---  ------- -------- ------- ------------- --------- ------ --------- -----  ------
Stock Option    $ 8.08  9/5/02           M                   12/31/95 6/30/05 DNB Fin.Corp. 1,225                 0
  Dated 6/30/95                                                               Common Stock
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Stock Option    $10.26  9/5/02           M                   10/24/96 4/24/06 DNB Fin.Corp.   804                 0
  Dated 4/24/96                                                               Common Stock
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Stock Option    $10.91  9/5/02           M                   12/31/96 6/30/06 DNB Fin.Corp. 2,469               212
  Dated 6/30/96                                                               Common Stock
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Explanation of Responses:
Signature of Reporting Person
/s/ Bruce E. Moroney for Eileen Knott
DATE
September 9, 2002